Exhibit 99.1

2020 FOURTH QUARTER AND FULL YEAR RESULTS	PRESS RELEASE

2020 FOURTH QUARTER RESULTS

CNH Industrial reports strong results for Q4 2020. Consolidated revenues of $8.5 billion (up 10%) and adjusted EBIT of Industrial Activities of $520 million (up 73%), with all segments up year over year. Net income of $187 million and adjusted net income of $432 million. Positive free cash flow of Industrial Activities of $2.4 billion. Industrial Activities net cash of $0.8 billion at December 31, 2020.

Financial results presented under U.S. GAAP

“CNH Industrial delivered solid results in Q4, ending 2020 with year-over-year profitability improvements across all industrial segments. Our year-end Industrial Activities net financial position of $0.8 billion was positive for the first time in the company’s history and testifies to the efficacy of our cost containment and cash preservation actions which, together with strong working capital reductions, drove positive free cash flow of $2.4 billion in Q4 and $1.9 billion for the full year. We continued to prioritize the health and safety of our workforce, while supporting our dealers and customers and actively managing our supply chain. While we are guardedly optimistic about the impact of the vaccine roll-out, the current global spike in COVID-19 cases means we must continue to safeguard our employees and our business from the pandemic. During 2020 we invested in new technologies, embraced new ways of working, and positioned the company for strong, profitable growth. Our focus on executing the company separation strategy outlined at our 2019 capital markets day is resolute, and we enter 2021 prepared to unlock our abundant potential, enhance our commitment to our customers, and forge an increasingly profitable future under the leadership of our new CEO, Scott Wine.”

Suzanne Heywood, Chair

“It has been an energizing first few weeks with the CNH Industrial team and I find our capabilities and opportunities to be even greater than I anticipated. Suzanne’s adroit stewardship over the last year gave me a chance to get up to speed, instead of addressing lingering issues, and thanks to this CNH Industrial team’s preparation and willingness to share, I have learned a great deal in this short time. I am pleased with the state of the business and the strength of the industry, and enthusiastic about tackling the challenges we face, both in executing vital aspects of our strategy and addressing a dynamic global environment. CNH Industrial is poised to deliver a strong 2021: we are ready to perform, our dealer network is healthy and hungry, and in most segments our customers are displaying solid demand.”

Scott Wine, Chief Executive Officer

2020 Fourth Quarter Results

(all amounts $ million, unless otherwise stated – comparison vs Q4 2019)

US-GAAP						NON-GAAP(1)
Consolidated revenues	8,501	+10%		+10% c.c.	(*)	Adjusted EBIT of Industrial Activities	520	+73%

of which Net sales of Industrial Activities	8,035	+12%		+11% c.c.		Adjusted EBIT Margin of Industrial Activities	6.5%	+230	bps

Net income	187	+56%				Adjusted net income	432	+55%

Diluted EPS $	0.12	+50%				Adjusted diluted EPS $	0.30	+50%
Cash flows from operating activities	2,766	+796				Free cash flow of Industrial Activities	2,365	654

Cash and cash equivalents	8,785	+37%	(**)			Available liquidity	15,871	21%	(**)

(*) c.c. means at constant currency            (**) comparison vs September 30, 2020

•	Net sales of Industrial Activities up 12% due to higher volumes and favorable price realization, mainly in Agriculture and Commercial and Specialty Vehicles.

•	Adjusted EBIT of Industrial Activities increased $219 million, with stronger performance from all segments compared to Q4 2019. Agriculture adjusted EBIT margin above 11%, C&SV at 3.3%.

•	Adjusted net income of $432 million (adjusted diluted earnings per share of $0.30), an increase of $153 million from 2019, after excluding certain items from the $187 million reported net income, primarily the $134 million negative fair value adjustment of the investment in Nikola Corporation, and $125 million ($95 million after-tax) non-cash settlement charge resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

•	Record positive free cash flow of Industrial Activities of $2.4 billion resulting from the strong operating performance and working capital management. Total Debt of $26.1 billion at December 31, 2020. Industrial Activities net cash(1) position achieved for the first time in CNH Industrial’s history, at $0.8 billion, an improvement of $2.3 billion from September 30, 2020.

•	Available liquidity at a record level of $15.9 billion at December 31, 2020. In October, CNH Industrial Capital LLC issued $500 million in aggregate principal amount of 1.875% Notes due 2026. In December, CNH Industrial Finance Europe S.A. issued €750 million in aggregate principal amount of 0.000% Notes due 2024. Concurrently, CNH Industrial N.V. prepaid £600 million of commercial paper due 2021 issued in April through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facilities.

•	A general improvement was noted in market demand and in customer sentiment, despite increasing COVID-19 restrictions in most geographies. We remain cautious about the future impacts on CNH Industrial’s end-markets and operations of renewed restrictions on social interactions and business operations until widespread vaccination is achieved.

•	Order book in Agriculture up double-digits year-over-year for both tractors and combines, with strong growth in North America, South America, and Rest of World.

•	Order book up year-over-year in all Construction sub-segments, with increases in North America compact equipment sub-segment, South America markets, and key sub-regions in Rest of World, particularly India and China.

•	Truck order intake in Europe up 11% year-over-year for both light duty trucks and medium & heavy-duty trucks.

Dividends

The Board of CNH Industrial N.V. intends to recommend to the Company’s shareholders an annual cash dividend of €0.11 per common share, totaling approximately €150 million (~$180 million). Subject to the approval of shareholders at the Annual General Meeting (expected on April 15, 2021), the ex-dividend date would be set at April 19, 2021.

2021 Outlook

The COVID-19 pandemic continues to impact the global economy. The Company’s 2021 outlook assumes a progressive improvement in economic conditions as populations and markets adjust to the new circumstances. The Company is providing the following 2021 outlook for its Industrial Activities:

•	Net sales(*) up between 8% and 12% year on year including currency translation effects

•	Free cash flow positive between $0.4 billion and $0.8 billion

•	R&D expenses growing to 4.5% of net sales, SG&A expenses lower/equal to 7.5% of net sales, and capital expenditures above 2.5% of net sales.

Refer to page 4 for an explanation of the items referenced on this page and to page 10 onwards for the reconciliations (*) Net sales reflecting the exchange rate of 1.20 EUR/USD	1

PRESS RELEASE

AGRICULTURE

Demand was up in most regions. In North America, tractor demand was up 27% for tractors under 140 HP, and up 17% for tractors over 140 HP; combines were down 1%. In Europe, tractor and combine markets were up 7% and 22%, respectively. South America tractor markets were up 29% and combine markets were up 22%. Significant increase in demand for tractors was also noted in Rest of World while demand for combines was flat

Net sales were up 17%, mainly due to favorable price realization in all regions and higher volumes in Europe, South America and Rest of World

Adjusted EBIT increased $143 million, with Adjusted EBIT margin at 11%, driven by positive price realization, higher volumes and continued reduction of selling, general and administrative expenses

	Q4 2020	Q4 2019	Change	Change at c.c.(*)
Net sales ($ million)	3,425	2,928	+17.0%	+19.1%
Adjusted EBIT ($ million)	379	236	+143
Adjusted EBIT margin	11.1%	8.1%	+300	bps

CONSTRUCTION

Global demand for construction equipment increased in all sub-segments, with compact and service equipment up 17%, general construction equipment up 24%, and road building and site preparation equipment up 4%. Demand increased 33% in Rest of World (+51% in China) and 10% in North America, but decreased 4% in both Europe and South America. Compact equipment was up 16% in North America and 31% in Rest of World

Net sales were up 6%, as a result of higher volume and positive price realization

Adjusted EBIT increased $7 million due to positive price realization, cost containment actions and favorable volume and mix, partially offset by costs associated with continued product improvement initiatives

	Q4 2020	Q4 2019	Change	Change at c.c.(*)
Net sales ($ million)	752	707	+6.4%	+8.4%
Adjusted EBIT ($ million)	10	3	+7
Adjusted EBIT margin	1.3%	0.4%	+90	bps

COMMERCIAL AND SPECIALTY VEHICLES

European truck market was up 6% year-over-year, with light-duty trucks (“LCV”) up 9%, while medium and heavy trucks were flat. Order book is strong across all regions. South American truck market was down 2% in LCV and flat in medium and heavy trucks. Bus market decreased 4% in Europe and 35% in South America

Net sales were up 10%, primarily driven by favorable volume and mix, and positive price realization in all regions

Adjusted EBIT of $110 million, with Adjusted EBIT margin at 3.3%, driven by favorable volumes and mix in Europe and South America, and positive price realization

	Q4 2020	Q4 2019	Change	Change at c.c.(*)
Net sales ($ million)	3,290	2,996	+9.8%	+7.1%
Adjusted EBIT ($ million)	110	3	+107
Adjusted EBIT margin	3.3%	0.1%	+320	bps

POWERTRAIN

Net sales were up 19% due to higher sales volume across all regions. Sales to external customers accounted for 50% of total net sales (57% in Q4 2019)

Adjusted EBIT increased $26 million, with Adjusted EBIT margin at 9%, mainly due to favorable volume and mix and reduced spending for regulatory programs, partially offset by higher product costs

	Q4 2020	Q4 2019	Change	Change at c.c.(*)
Net sales ($ million)	1,204	1,008	+19.4%	+14.0%
Adjusted EBIT ($ million)	110	84	+26
Adjusted EBIT margin	9.1%	8.3%	+80	bps

FINANCIAL SERVICES

Revenues were down 9% due to lower average portfolio in North America and negative impact from currency translation, partially offset by higher used equipment sales and a higher average portfolio in South America

Net income decreased $33 million, primarily attributable to higher risk costs due to an expectation of deteriorating credit conditions and the lower average portfolio in North America, partially offset by lower losses on used equipment sales

The managed portfolio (including unconsolidated joint ventures) was $26.6 billion at the end of 2020, flat compared to December 31, 2019. The receivable balance greater than 30 days past due as a percentage of receivables was 2.1% (2.5% as of December 31, 2019)

	Q4 2020	Q4 2019	Change	Change at c.c.(*)
Revenues ($ million)	485	531	-8.7%	-7.0%
Net income ($ million)	60	93	-33
Equity at quarter-end ($ million)	2,931	2,817	+4.0%
Retail loan originations ($ million)	2,940	2,604	+12.9%

Refer to page 4 for an explanation of the items referenced on this page and to page 10 onwards for the reconciliations	2

PRESS RELEASE

2020 FULL YEAR RESULTS

In 2020, CNH Industrial reported revenues of $26.0 billion and adjusted net income of $437 million as a result of a solid performance in the second-half of the year, partially offsetting severe adverse COVID-19 impacts in the first-half. Record positive free cash flow of Industrial Activities of $1,926 million was reported in 2020, thanks to the strong operating performance in H2 and continued cash preservation measures, more than offsetting the negative cash flow in H1.

2020 Full Year Results (all amounts $ million, unless otherwise stated – comparison vs 2019)

US-GAAP					NON-GAAP(1)

Consolidated revenues	26,032	-7%	-6	%c.c.(*)	Adjusted EBIT of Industrial Activities	552	-60%

of which Net sales of Industrial Activities	24,285	-7%	-6	%c.c.	Adjusted EBIT Margin of Industrial Activities	2.3%	-300	bps

Net loss	(438)	-130%			Adjusted net income	437	-63%

Diluted loss per share $	(0.36)	-134%			Adjusted diluted EPS $	0.28	-67%

Cash flows from operating activities	5,529	+3,703			Free cash flow of Industrial Activities	1,926	1,905

Cash and cash equivalents	8,785	+80%			Available liquidity	15,871	40%

(*) c.c. means at constant currency

AGRICULTURE

	2020	2019	Change	Change at c.c.(*)
Net sales ($ million)	10,923	10,959	-0.3%	+2.6%
Adjusted EBIT ($ million)	880	897	-17
Adjusted EBIT margin	8.1%	8.2%	-10	bps

CONSTRUCTION

	2020	2019	Change	Change at c.c.(*)
Net sales ($ million)	2,170	2,768	-21.6%	-18.8%
Adjusted EBIT ($ million)	(184)	51	-235
Adjusted EBIT margin	(8.5)%	1.8%	-1,030	bps

COMMERCIAL AND SPECIALTY VEHICLES

	2020	2019	Change	Change at c.c.(*)
Net sales ($ million)	9,421	10,439	-9.8%	-9.4%
Adjusted EBIT ($ million)	(109)	224	-333
Adjusted EBIT margin	(1.2)%	2.1%	-330	bps

POWERTRAIN

	2020	2019	Change	Change at c.c.(*)
Revenues ($ million)	3,629	4,117	-11.9%	-12.6%
Adjusted EBIT ($ million)	233	363	-130
Adjusted EBIT margin	6.4%	8.8%	-240	bps

FINANCIAL SERVICES

	2020	2019	Change	Change at c.c.(*)
Revenues ($ million)	1,823	2,011	-9.3%	-6.5%
Net income ($ million)	249	361	-112

Net sales of Industrial Activities down 7% due to adverse COVID-19 impact on end markets in the first-half of the year, and actions to lower channel inventory levels.

Adjusted EBIT of Industrial Activities of $552 million, significantly impacted by industry demand disruption and negative absorption caused by plant shutdowns in the first-half of the year, partially offset by cost containment actions and recovering performances across all segments in Q4.

Adjusted net income of $437 million (adjusted diluted earnings per share of $0.28) after excluding certain items from the $438 million reported net loss, primarily the $134 million positive fair value adjustment of Nikola investment, the non-cash pre- and after-tax goodwill impairment charge of $585 million related to Construction, other assets optimization and impairment charges of $537 million ($441 million after-tax), the $125 million ($95 million after-tax) non-cash settlement Q4 charge as a result of the annuity contracts purchase to settle a portion of the outstanding U.S. pension obligations, a $82 million tax benefit from the release of valuation allowances against deferred tax assets in certain jurisdictions, and the gain of $119 million ($90 million after-tax) from the amortization of the $527 million positive impact from the 2018 U.S. healthcare plan modification.

Reported income tax benefit of $50 million and adjusted income tax expense(1) of $150 million, with adjusted effective tax rate (adjusted ETR(1)) of 27%, which reflects our jurisdictional mix of pre-tax results including the impact of pre-tax losses for which no tax benefit was booked and net discrete tax benefits.

Refer to page 4 for an explanation of the items referenced on this page and to page 10 onwards for the reconciliations	3

PRESS RELEASE

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(1)

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

(*)	c.c. means at constant currency.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT of Industrial Activities under U.S. GAAP: is defined as net income (loss) before income taxes, Financial Services results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non- recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Debt and Net (Cash) Debt of Industrial Activities: Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt (Cash) of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID- 19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward- looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic

PRESS RELEASE

uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand of our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company’s On-Highway business; and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with U.S. GAAP and EU-IFRS). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Conference Call and Webcast

Today, at 3:30 p.m. CET / 2:30 p.m. GMT/ 9:30 a.m. EST, management will hold a conference call to present fourth quarter and full year 2020 results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH_Industrial_Q4FY_2020 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

London, February 3, 2021

CONTACTS

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati

Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall

Tel: +44 207 7660 338	United States

Noah Weiss

E-mail: mediarelations@cnhind.com	Tel: +1 630 887 3745
www.cnhindustrial.com

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations for the three months and years ended December 31, 2020 and 2019

(Unaudited, U.S.-GAAP)

	Three Months Ended December 31,		Years Ended December 31,

($ million)	2020	2019	2020	2019
Revenues
Net sales	8,035	7,183	24,285	26,149
Finance, interest and other income	466	512	1,747	1,930

TOTAL REVENUES	8,501	7,695	26,032	28,079

Costs and Expenses
Cost of goods sold	6,621	6,100	21,327	21,832
Selling, general and administrative expenses	644	582	2,155	2,216
Research and development expenses	289	275	932	1,030
Restructuring expenses	30	31	49	109
Interest expense	166	228	678	798
Goodwill impairment charge	—	—	585	—
Other, net	521	372	811	924

TOTAL COSTS AND EXPENSES	8,271	7,588	26,537	26,909

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	230	107	(505)	1,170

Income tax benefit (expense)	(28)	10	50	271
Equity in income (loss) of unconsolidated subsidiaries and affiliates	(15)	3	17	13
NET INCOME (LOSS)	187	120	(438)	1,454

Net income attributable to noncontrolling interests	23	6	55	32
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	164	114	(493)	1,422

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.12	0.08	(0.36)	1.05
Diluted	0.12	0.08	(0.36)	1.05
Cash dividends declared per common share	—	—	—	0.203

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets as of December 31, 2020 and 2019

(Unaudited, U.S.-GAAP)

($ million)	December 31, 2020(*)	December 31, 2019
ASSETS
Cash and cash equivalents	8,785	4,875
Restricted cash	844	898
Financing receivables, net	18,457	19,428
Inventories, net	6,022	7,082
Property, plant and equipment, net and Equipment under operating leases	6,901	7,126
Intangible assets, net	2,696	3,344
Other receivables and assets	5,014	4,599

TOTAL ASSETS	48,719	47,352

LIABILITIES AND EQUITY
Debt	26,053	24,854
Other payables and liabilities	17,637	16,342

Total Liabilities	43,690	41,196

Redeemable noncontrolling interest	40	35
Equity	4,989	6,121

TOTAL LIABILITIES AND EQUITY	48,719	47,352

Notes:

(*)

On January 1, 2020, CNH Industrial adopted the accounting standard on Financial Instruments—Credit Losses (ASC 326) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, the impact to the consolidated balance sheet on January 1, 2020 was an increase to the allowance for credit losses of $26 million, a decrease to the investments in unconsolidated subsidiaries and affiliates of $17 million and an increase to deferred tax assets of $7 million, with the offset to retained earnings, net of tax, of $36 million.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019

(Unaudited- U.S.-GAAP)

($ million)	2020	2019
Net income (loss)	(438)	1,454
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	5,967	372

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,529	1,826

NET CASH USED IN INVESTING ACTIVITIES	(2,750)	(1,987)
NET CASH PROVIDED BY FINANCING ACTIVITIES	659	206
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	418	(75)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	3,856	(30)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	5,773	5,803

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	9,629	5,773

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the three months ended December 31, 2020 and 2019

(Unaudited, U.S.-GAAP)

	Three Months Ended December 31, 2020					Three Months Ended December 31, 2019
($ million)	Industrial Activities (1)	Financial Services	Eliminations		Consolidated	Industrial Activities (1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	8,035	—	—		8,035	7,183	—	—		7,183
Finance, interest and other income	18	485	(37)	(2)	466	22	531	(41)	(2)	512

TOTAL REVENUES	8,053	485	(37)		8,501	7,205	531	(41)		7,695

Costs and Expenses
Cost of goods sold	6,621	—	—		6,621	6,100	—	—		6,100
Selling, general and administrative expenses	560	84	—		644	523	59	—		582
Research and development expenses	289	—	—		289	275	—	—		275
Restructuring expenses	30	—	—		30	30	1	—		31
Interest expense	81	122	(37)	(3)	166	123	146	(41)	(3)	228
Goodwill impairment charge	—	—	—		—	—	—	—		—
Other, net	303	218	—		521	153	219	—		372

TOTAL COSTS AND EXPENSES	7,884	424	(37)		8,271	7,204	425	(41)		7,588

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	169	61	—		230	1	106	—		107

Income tax benefit (expense)	(19)	(9)	—		(28)	29	(19)	—		10
Equity in income (loss) of unconsolidated subsidiaries and affiliates	(23)	8	—		(15)	(3)	6	—		3

NET INCOME (LOSS)	127	60	—		187	27	93	—		120

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the years ended December 31, 2020 and 2019

(Unaudited, U.S.-GAAP)

	Year Ended December 31, 2020					Year Ended December 31, 2019
($ million)	Industrial Activities (1)	Financial Services	Eliminations		Consolidated	Industrial Activities (1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	24,285	—	—		24,285	26,149	—	—		26,149
Finance, interest and other income	61	1,823	(137)	(2)	1,747	98	2,011	(179)	(2)	1,930

TOTAL REVENUES	24,346	1,823	(137)		26,032	26,247	2,011	(179)		28,079

Costs and Expenses
Cost of goods sold	21,327	—	—		21,327	21,832	—	—		21,832
Selling, general and administrative expenses	1,849	306	—		2,155	1,998	218	—		2,216
Research and development expenses	932	—	—		932	1,030	—	—		1,030
Restructuring expenses	49	—	—		49	105	4	—		109
Interest expense	305	510	(137)	(3)	678	380	597	(179)	(3)	798
Goodwill impairment charge	585	—	—		585	—	—	—		—
Other, net	108	703	—		811	187	737	—		924

TOTAL COSTS AND EXPENSES	25,155	1,519	(137)		26,537	25,532	1,556	(179)		26,909

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	(809)	304	—		(505)	715	455	—		1,170

Income tax benefit (expense)	133	(83)	—		50	391	(120)	—		271
Equity in income (loss) of unconsolidated subsidiaries and affiliates	(11)	28	—		17	(13)	26	—		13

NET INCOME (LOSS)	(687)	249	—		(438)	1,093	361	—		1,454

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets as of December 31, 2020 and 2019

(Unaudited, U.S.-GAAP)

	December 31, 2020					December 31, 2019
($ million)	Industrial Activities (1)	Financial Services	Eliminations		Consolidated	Industrial Activities (1)	Financial Services	Eliminations		Consolidated
ASSETS
Cash and cash equivalents	8,017	768	—		8,785	4,407	468	—		4,875
Restricted cash	99	745	—		844	120	778	—		898
Financing receivables, net	902	19,428	(1,873	) (2)	18,457	1,223	20,657	(2,452	) (2)	19,428
Inventories, net	5,981	41	—		6,022	6,907	175	—		7,082
Property, plant and equipment, net and Equipment under operating leases	4,987	1,914	—		6,901	5,319	1,807	—		7,126
Intangible assets, net	2,522	174	—		2,696	3,173	171	—		3,344
Other receivables and assets	4,600	733	(319	) (3)	5,014	4,084	809	(294	) (3)	4,599

TOTAL ASSETS	27,108	23,803	(2,192)		48,719	25,233	24,865	(2,746)		47,352

LIABILITIES AND EQUITY
Debt	8,288	19,638	(1,873	) (2)	26,053	6,558	20,748	(2,452	) (2)	24,854
Other payables and liabilities	16,722	1,234	(319	) (3)	17,637	15,336	1,300	(294	) (3)	16,342

Total Liabilities	25,010	20,872	(2,192)		43,690	21,894	22,048	(2,746)		41,196

Redeemable noncontrolling interest	40	—	—		40	35	—	—		35
Equity	2,058	2,931	—		4,989	3,304	2,817	—		6,121

TOTAL LIABILITIES AND EQUITY	27,108	23,803	(2,192)		48,719	25,233	24,865	(2,746)		47,352

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(3)

This item primarily represents the reclassification of deferred taxes assets/liabilities in the same taxing jurisdiction and elimination of intercompany activity between Industrial Activities and Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows for the years ended December 31, 2020 and 2019

(Unaudited- U.S.-GAAP)

	2020					2019
($ million)	Industrial Activities (1)	Financial Services	Eliminations		Consolidated	Industrial Activities (1)	Financial Services	Eliminations		Consolidated
Net income (loss)	(687)	249	—		(438)	1,093	361	—		1,454
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities	4,002	2,117	(152	) (2)	5,967	248	508	(384	) (2)	372
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,315	2,366	(152)		5,529	1,341	869	(384)		1,826
NET CASH USED IN INVESTING ACTIVITIES	(1,697)	(1,068)	15	(3)	(2,750)	(1,017)	(990)	20	(3)	(1,987)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,563	(1,041)	137	(4)	659	(273)	115	364	(4)	206
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	408	10	—		418	(77)	2	—		(75)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	3,589	267	—		3,856	(26)	(4)	—		(30)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	4,527	1,246	—		5,773	4,553	1,250	—		5,803
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF YEAR	8,116	1,513	—		9,629	4,527	1,246	—		5,773

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)	This item includes the elimination of paid in capital from Industrial Activities to Financial Services.
(4)

This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities, net of the elimination of paid in capital from Industrial Activities to Financial Services.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S.-GAAP

($ million)

	Three Months ended December 31, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						187
Less: Consolidated Income tax benefit (expense)						(28)
Consolidated Income before taxes						215
Less: Financial Services
Financial Services Net income						60
Financial Services Income taxes						9
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						63
Foreign exchange (gains) losses, net						23
Finance and non-service component of Pension and other post-employment benefit costs(1)						99
Adjustments for the following Industrial Activities items:
Restructuring expenses	4	4	7	15	—	30
Other discrete items(2)	—	—	24	—	1	25
Nikola investment fair value adjustment	—	—	—	—	134	134
Adjusted EBIT of Industrial Activities	379	10	110	110	(89)	520

	Three Months ended December 31, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						120
Less: Consolidated Income tax benefit (expense)						10
Consolidated Income before taxes						110
Less: Financial Services
Financial Services Net income						93
Financial Services Income taxes						19
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						101
Foreign exchange (gains) losses, net						17
Finance and non-service component of Pension and other post-employment benefit costs(1)						105
Adjustments for the following Industrial Activities items:
Restructuring expenses	14	(4)	17	2	1	30
Other discrete items(2)	—	—	47	—	3	50
Adjusted EBIT of Industrial Activities	236	3	3	84	(25)	301

(1)

In the three months ended December 31, 2020 and 2019, this item includes the pre-tax gain of $29 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the three months ended December 31, 2020 and 2019, this item also includes a pre-tax non-cash settlement charge of $124 million and $112 million, respectively, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2)

In the three months ended December 31, 2020, this item includes the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. In the three months ended December 31, 2019, this item mainly included other asset optimization charges for $30 million due to actions included in the “Transform2Win” strategy.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S.-GAAP

($ million)

	Year ended December 31, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)						(438)
Less: Consolidated Income tax benefit (expense)						50
Consolidated Income (loss) before taxes						(488)
Less: Financial Services
Financial Services Net income						249
Financial Services Income taxes						83
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						244
Foreign exchange (gains) losses, net						45
Finance and non-service component of Pension and other post-employment benefit costs(1)						14
Adjustments for the following Industrial Activities items:
Restructuring expenses	13	9	11	16	—	49
Goodwill impairment charge	—	—	—	—	585	585
Other discrete items(2)	176	72	313	—	8	569
Nikola investment fair value adjustment	—	—	—	—	(134)	(134)
Adjusted EBIT of Industrial Activities	880	(184)	(109)	233	(268)	552

	Year ended December 31, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						1,454
Less: Consolidated Income tax benefit (expense)						271
Consolidated Income before taxes						1,183
Less: Financial Services
Financial Services Net income						361
Financial Services Income taxes						120
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						282
Foreign exchange (gains) losses, net						56
Finance and non-service component of Pension and other post-employment benefit costs(1)						58
Adjustments for the following Industrial Activities items:
Restructuring expenses	41	18	37	7	2	105
Other discrete items(2)	—	—	182	—	5	187
Adjusted EBIT of Industrial Activities	897	51	224	363	(145)	1,390

(1)

In the year ended December 31, 2020 and 2019, this item includes the pre-tax gain of $119 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the years ended December 31, 2020 and 2019, this item also includes a pre-tax non-cash settlement charge of $124 million and $112 million, respectively, resulting from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(2)

In the year ended December 31, 2020, this item mainly includes impairment of intangible and other long-lived assets, asset optimization charges, and the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. In year ended December 31, 2019, this item mainly included other asset optimization charges for $165 million due to actions included in the “Transform2Win” strategy.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Total Debt to Net (cash)/debt under U.S.-GAAP

($ million)

	Consolidated		Industrial Activities		Financial Services
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Third party debt	26,053	24,854	7,271	5,226	18,782	19,628
Intersegment notes payable	—	—	1,017	1,332	856	1,120
Total Debt(1)	26,053	24,854	8,288	6,558	19,638	20,748
Less:
Cash and cash equivalents	8,785	4,875	8,017	4,407	768	468
Restricted cash	844	898	99	120	745	778
Intersegment notes receivable	—	—	856	1,120	1,017	1,332
Other current financial assets(2)	94	58	94	58	—	—
Derivatives hedging debt	8	(1)	8	(1)	—	—
Net debt (cash)(3)	16,322	19,024	(786)	854	17,108	18,170

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,017 million and $1,332 million as of December 31, 2020 and 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $856 million and $1,120 million as of December 31, 2020 and 2019, respectively.

(2)	This item includes short-term deposits and investments towards high-credit rating counterparties.
(3)	The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $(161) million and $(212) million as of December 31, 2020 and 2019, respectively.

Reconciliation of Cash and cash equivalents to Available liquidity(1) under U.S.-GAAP

($ million)

	December 31, 2020	December 31, 2019
Cash and cash equivalents	8,785	4,875
Restricted cash	844	898
Undrawn committed facilities	6,148	5,474
Other current financial assets(2)	94	58
Available liquidity	15,871	11,305

(1)

Starting from September 30, 2020, the Company modified the definition of “Available liquidity” (a non-GAAP financial measure) in order to include also “Other current financial assets”. The Company believes the revised definition better reflects its consolidated liquidity.

(2)	This item includes short-term deposits and investments towards high-credit rating counterparties.

Change in Net cash/(debt) of Industrial Activities under U.S.-GAAP

($ million)

Year ended December 31,			Three Months ended December 31,
2020	2019		2020	2019
(854)	(599)	Net (debt)/cash of Industrial Activities at beginning of period	(1,544)	(2,370)
552	1,390	Adjusted EBIT of Industrial Activities	520	301
627	657	Depreciation and Amortization	169	165
284	310	Depreciation of assets under operating leases and assets sold with buy-back commitments	86	75
(233)	(388)	Cash interest and taxes	(35)	(60)
(445)	(436)	Changes in provisions and similar(1)	(60)	(70)
1,828	(753)	Change in working capital	1,964	1,617
2,613	780	Operating cash flow of Industrial Activities	2,644	2,028
(481)	(633)	Investments in property, plant and equipment, and intangible assets(2)	(253)	(310)
(206)	(126)	Other changes	(26)	(7)
1,926	21	Free cash flow of Industrial Activities	2,365	1,711
(8)	(340)	Capital increases and dividends(3)	(4)	(15)
(278)	64	Currency translation differences and other	(31)	(180)
1,640	(255)	Change in Net debt of Industrial Activities	2,330	1,516
786	(854)	Net cash/(debt) of Industrial Activities at end of period	786	(854)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S.-GAAP

($ million)

Year ended December 31,			Three Months ended December 31,
2020	2019		2020	2019
5,529	1,826	Net cash provided by (used in) Operating Activities	2,766	1,970
(2,214)	(485)	Less: Cash flows from Operating Activities of Financial Services net of eliminations	256	220
(15)	7	Change in derivatives hedging debt of Industrial Activities and other	(24)	2
(687)	(568)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(354)	(164)
2,613	780	Operating cash flow of Industrial Activities	2,644	2,028
(481)	(633)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(253)	(310)
(206)	(126)	Other changes(1)	(26)	(7)
1,926	21	Free cash flow of Industrial Activities	2,365	1,711

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Reconciliation of Adjusted net income and Adjusted income tax benefit (expense) to Net income (loss) and

Income tax benefit (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S.-GAAP

($ million, except per share data)

Year ended December 31,			Three Months ended December 31,
2020	2019		2020	2019
(438)	1,454	Net income (loss)	187	120
1,051	320	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	261	195
24	—	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (*)	24	—
(200)	(596)	Adjustments impacting Income tax benefit (expense) (b)	(40)	(36)
437	1,178	Adjusted net income (loss)	432	279
379	1,141	Adjusted net income (loss) attributable to CNH Industrial N.V.	409	270
1,352	1,354	Weighted average shares outstanding – diluted (million)	1,353	1,351
0.28	0.84	Adjusted diluted EPS ($)	0.30	0.20
(505)	1,170	Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	230	107
1,051	320	Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	261	195
546	1,490	Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	491	302
50	271	Income tax benefit (expense)	(28)	10
(200)	(596)	Adjustments impacting Income tax benefit (expense) (b)	(40)	(36)
(150)	(325)	Adjusted income tax benefit (expense) (B)	(68)	(26)
27%	22%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	14%	9%

a) Adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates
(134)	—	Nikola investment fair value adjustment	134	—
49	109	Restructuring expenses	30	31
(119)	(119)	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(29)	(29)
125	116	Pre-tax settlement charge related to the purchase of annuity contracts to settle a portion of U.S. pension obligations	125	116
585	—	Goodwill impairment charge	—	—
255	—	Other assets impairment charges	—	—
—	27	Cost of repurchase/early redemption of notes	—	27
282	165	Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	—	30
8	22	Other discrete items	1	20

1,051	320	Total	261	195

b) Adjustments impacting Income tax benefit (expense)
(106)	(53)	Tax effect of adjustments impacting Income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates	(32)	(28)
(82)	(539)	Adjustment to valuation allowances against deferred tax assets	—	—
(12)	(4)	Other	(8)	(8)

(200)	(596)	Total	(40)	(36)

(*)

This item includes the negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Revenues by Segment under EU-IFRS

($ million)

Year ended December 31,				Three Months ended December 31,
2020	2019	% change		2020	2019	% change
10,916	10,958	-0.4	Agriculture	3,425	2,945	16.3
2,170	2,768	-21.6	Construction	752	708	6.2
9,420	10,440	-9.8	Commercial and Specialty Vehicles	3,289	3,009	9.3
3,633	4,114	-11.7	Powertrain	1,206	1,016	18.7
(1,847)	(2,111)	—	Eliminations and other	(630)	(455)	—
24,292	26,169	-7.2	Total Industrial Activities	8,042	7,223	11.3
1,807	1,996	-9.5	Financial Services	478	529	-9.6
(115)	(141)	—	Eliminations and other	(30)	(35)	—

25,984	28,024	-7.3	Total	8,490	7,717	10.0

Adjusted EBIT(1) of Industrial Activities by Segment under EU-IFRS

($ million)

Year ended December 31,						Three Months ended December 31,
2020	2019	$ change	2020 adjusted EBIT margin	2019 adjusted EBIT margin		2020	2019	$ change	2020 adjusted EBIT margin	2019 adjusted EBIT margin
856	900	(44)	7.8%	8.2%	Agriculture	358	230	128	10.5%	7.8%
(193)	50	(243)	(8.9)%	1.8%	Construction	18	11	7	2.4%	1.6%
(169)	188	(357)	(1.8)%	1.8%	Commercial and Specialty Vehicles	98	(21)	119	3.0%	(0.7)%
223	362	(139)	6.1%	8.8%	Powertrain	123	110	13	10.2%	10.8%
(301)	(124)	(177)	—	—	Unallocated items, eliminations and other	(92)	2	(94)	—	—
416	1,376	(960)	1.7%	5.3%	Adjusted EBIT of Industrial Activities	505	332	173	6.3%	4.6%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Key Balance Sheet data under EU-IFRS

($ million)

	December 31, 2020	December 31, 2019
Total Assets	50,556	49,182
Total Equity	6,735	7,863
Equity attributable to CNH Industrial N.V.	6,651	7,819
Net debt	(16,874)	(19,630)
of which Net cash (debt) of Industrial Activities(1)	297	(1,403)

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation U.S.-GAAP to EU-IFRS

($ million)

Year ended December 31,			Three Months ended December 31,
2020	2019		2020	2019
(438)	1,454	Net income (loss) in accordance with U.S. GAAP	187	120
		Adjustments to conform with EU-IFRS:
(192)	(43)	Development costs	(19)	11
(134)	—	Nikola investment fair value adjustment(1)	134	—
64	68	Other adjustments(2)	125	75
5	(573)	Tax impact on adjustments and other income tax differences(3)	—	(43)
(257)	(548)	Total adjustments	240	43
(695)	906	Profit (loss) in accordance with EU-IFRS	427	163

(1)

Starting from the second quarter of 2020, the investment in Nikola Corporation is measured at fair value through profit or loss under U.S. GAAP. This investment is measured at fair value through other comprehensive income under EU-IFRS.

(2)

This item also includes the different accounting impacts from the modification of a healthcare plan in the U.S. and from the purchase of annuity contracts to settle a portion of the outstanding U.S. pension obligations.

(3)

In the year ended December 31, 2020, and in the three months and in the year ended December 31, 2019, this item also included the impact of the tax benefit due to the release of valuation allowances against certain net deferred tax assets under U.S. GAAP.

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Total Equity reconciliation U.S. GAAP to EU-IFRS

($ million)

	December 31, 2020	December 31, 2019
Total Equity under U.S. GAAP	4,989	6,121

Adjustments to conform with EU-IFRS:
Development costs	2,193	2,260
Other adjustments	34	(87)
Tax impact on adjustments and other income tax differences	(481)	(431)
Total adjustments	1,746	1,742

Total Equity under EU-IFRS	6,735	7,863

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Average 2020	At December 31, 2020	Average 2019	At December 31, 2019
Euro	0.876	0.815	0.893	0.890
Pound sterling	0.779	0.733	0.784	0.757
Swiss franc	0.937	0.880	0.994	0.966
Polish zloty	3.890	3.716	3.839	3.789
Brazilian real	5.160	5.194	3.942	4.020
Canadian dollar	1.340	1.274	1.327	1.299
Turkish lira	7.052	7.427	5.679	5.950

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement for the three months and years ended December 31, 2020 and 2019

(Unaudited, EU-IFRS)

	Three Months Ended December 31,		Years Ended December 31,
($ million)	2020	2019	2020	2019
Net revenues	8,490	7,717	25,984	28,024
Cost of sales	6,945	6,478	22,491	23,056
Selling, general and administrative costs	607	566	2,002	2,156
Research and development costs	306	269	1,132	1,093
Result from investments:	(18)	4	19	19
Share of the profit/(loss) of investees accounted for using the equity method	(18)	4	19	19
Restructuring costs	39	34	56	116
Goodwill impairment loss	—	—	576	—
Other income/(expenses)	(49)	(48)	(207)	(52)
Financial income/(expenses)	(71)	(130)	(289)	(362)
PROFIT/(LOSS) BEFORE TAXES	455	196	(750)	1,208

Income tax benefit (expense)	(28)	(33)	55	(302)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	427	163	(695)	906

PROFIT/(LOSS) FOR THE PERIOD	427	163	(695)	906

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	404	156	(750)	874
Non-controlling interests	23	7	55	32

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.30	0.12	(0.55)	0.65

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.30	0.12	(0.55)	0.65

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position as of December 31, 2020 and 2019

(Unaudited, EU-IFRS)

($ million)	December 31, 2020	December 31, 2019
ASSETS
Intangible assets	4,832	5,522
Property, plant and equipment and Leased assets	7,392	7,626
Inventories	6,000	7,065
Receivables from financing activities	18,529	19,429
Cash and cash equivalents	9,629	5,773
Other receivables and assets	4,174	3,767

TOTAL ASSETS	50,556	49,182

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,651	7,819
Non-controlling interests	84	44

Total Equity	6,735	7,863

Debt	26,618	25,413
Other payables and liabilities	17,203	15,906

Total Liabilities	43,821	41,319

TOTAL EQUITY AND LIABILITIES	50,556	49,182

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows for the years ended December 31, 2020 and 2019

(Unaudited, EU-IFRS)

($ million)	2020	2019
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,773	5,803
Profit/(loss)	(695)	906
Adjustment to reconcile profit/(loss) to cash flows from/(used in) operating activities	4,173	583

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	3,478	1,489

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES	(574)	(1,587)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	537	151
Translation exchange differences	415	(83)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	3,856	(30)

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	9,629	5,773